February 29, 2016	ATTORNEYS AT LAW 777 EAST WISCONSIN AVENUE MILWAUKEE, WI 53202-5306 414.271.2400 TEL 414.297.4900 FAX www.foley.com WRITER’S DIRECT LINE 414.297.5596 pfetzer@foley.com EMAIL

Via EDGAR System

Ms. Ashley Roman-Lee U.S. Securities and Exchange Commission Division of Investment Management 100 F Street, N.E. Washington, D.C. 20549

Re:	The Primary Trend Fund, Inc. (File Nos. 033-06343 and 811-04704)
Preliminary Proxy Statement on Schedule 14A
Filed February 12, 2016

Dear Ms. Roman-Lee:

On behalf of our client, The Primary Trend Fund, Inc. (the “Fund”), set forth below are the Fund’s responses to oral comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on the Proxy Statement referenced above (the “Proxy Statement”).  The numbered items set forth below repeat (in bold italics) the comments of the Staff reflected in their oral comments, and following such comments are the Fund’s responses (in regular type).  Capitalized terms used but not otherwise defined herein shall have the respective meanings assigned to such terms in the Proxy Statement.

General Comments

1.  In connection with responding to the comments of the Staff, please provide, in writing, a statement from the Fund acknowledging that:

●	the Fund is responsible for the adequacy and accuracy of the disclosure in the Proxy Statement;

●
Staff comments or changes to disclosure in response to Staff comments in the Proxy Statement reviewed by the Staff do not foreclose the Commission from taking any action with respect to the Proxy Statement, and

●	the Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

BOSTON BRUSSELS CHICAGO DETROIT	JACKSONVILLE LOS ANGELES MADISON MIAMI	MILWAUKEE NEW YORK ORLANDO SACRAMENTO	SAN DIEGO SAN FRANCISCO SHANGHAI SILICON VALLEY	TALLAHASSEE TAMPA TOKYO WASHINGTON, D.C.

Ms. Roman-Lee
U.S. Securities and Exchange Commission
February 29, 2016

Response:  We are authorized to acknowledge on behalf of the Fund that (1) the Fund, through its officers and directors, is responsible for the adequacy and accuracy of the disclosure in the Proxy Statement; (2) Staff comments or changes to disclosure in response to Staff comments in the Proxy Statement reviewed by the Staff do not foreclose the Commission from taking any action with respect to the Proxy Statement; and (3) the Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

2.  When a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the Proxy Statement.

Response:  Where applicable, the Fund will update similar disclosure in the Proxy Statement to respond to the Staff’s comments.

Proxy Statement on Schedule 14A

3.  Please revise the disclosure to more clearly highlight the expected increase in the total annual fund operating expenses, and explain why the Board of Directors concluded this is acceptable.

Response:  The Fund has revised the disclosure as requested.  See the attached redline of the Proxy Statement.

4.  Please revise the disclosure to include the since inception date for the principal occupation of William J. Rack and Barry S. Arnold.

Response:  The Fund has revised the disclosure as requested.  See the attached redline of the Proxy Statement.

5.  Please revise the disclosure to indicate whether the investment advisor had considered other advisors who might replace them, and whether the Fund’s board of directors was aware of, and involved with, this process.

Response:  The Fund has revised the disclosure as requested.  See the attached redline of the Proxy Statement.

6.  Please confirm there are no side letters or agreements with the Fund’s board of directors.

Response:  There are no side letters or agreements with the Fund’s board of directors.

Ms. Roman-Lee
U.S. Securities and Exchange Commission
February 29, 2016

7.  Please revise the disclosure to indicate whether the Fund’s investment objectives or strategies will change.

Response:  The Fund has revised the disclosure as requested.  See the attached redline of the Proxy Statement.

8.  Please revise the disclosure to clearly indicate what portions of the amended and restated articles are being deleted or modified.

Response:  The Fund has revised the disclosure as requested.  See the attached redline of the Proxy Statement.

9.  Please include disclosure to indicate whether the investment advisor is relying on Section 15(f), and add a discussion regarding Section 15(f).

Response:  Section 15(f) of the Investment Company Act of 1940, as amended (the “1940 Act”), establishes a non-exclusive safe harbor for the receipt of any amount or benefit by an investment advisor to a registered investment company or an affiliated person of such adviser in connection with the sale of securities of, or a sale of any other interest in, the adviser that results in an assignment of the fund’s investment advisory contract, provided that the transaction meets certain conditions.  We have concluded that compliance with the Section 15(f) safe harbor is not necessary and have not included disclosure regarding the Section 15(f) safe harbor in the Proxy Statement because we believe that there has not been sale of securities of, or a sale of any other interest in, Arnold Investment Counsel Incorporated (“Arnold Investment”) that results in an assignment of the investment advisory contract between the Fund and Arnold Investment.  We note that there has not been a transfer of any voting stock of Arnold Investment to Sims Capital Management LLC (namely, there has not been a change in control of Arnold Investment), and Arnold Investment will continue to provide advisory services to other clients.  We further note Section 15(f) is a non-exclusive “safe harbor”, which investment advisors may take advantage of but are not required to.  Accordingly, we do not believe that any additional disclosure is warranted.

In 1971, the Second Circuit held that the “expectation of profits under an investment advisory contract is not an asset which, under the Investment Company Act, the adviser can assign outright.”  Rosenfeld v. Black, 445 F.2d 1337, 1344 (2d Cir. 1971).  After the Second Circuit’s decision in Rosenfeld, it was felt that legislation was necessary to clarify the law with respect to sales of interests in mutual fund investment advisory businesses in order to avoid potential undue burden on the investment company industry.  See Thomas L. Hazen, Transfers of Corporate Control and Duties of Controlling Shareholders - Common Law, Tender Offers, Investment Companies - and a Proposal for Reform, 125 U. Pa. L. Rev. 1023, 1057-1060 (1977).  Consequently, Section 15(f) was added to the 1940 Act in 1975 as a non-exclusive safe harbor to “make it clear that an investment adviser to a mutual fund may be sold at a profit under conditions designed to protect fund shareholders.”  S. Rep. No. 94-75, at 140 reprinted in 1975 U.S.S.C.A.N. 179,317 (hereinafter “Senate Report 94-75”).  The Congressional purpose in enacting Section 15(f), therefore, was to permit sales of mutual fund investment advisory businesses to the extent that the mutual funds being advised were themselves not unfairly burdened as a result of the transaction.  Senate Report 94-75 at p. 7.

Ms. Roman-Lee
U.S. Securities and Exchange Commission
February 29, 2016

Because Section 15(f) was adopted as a safe harbor, an investment advisor cannot violate Section 15(f).  Rather, an advisor can either (1) comply with the conditions of Section 15(f), and thus be deemed not to have violated the 1940 Act, or (2) fail to comply with the safe harbor, and as a result not be shielded from a court, upon weighing all the relevant facts and circumstances, determining that a change of control transaction does result in a violation of the 1940 Act.

* * *

If you would like to discuss the responses, you may contact Peter D. Fetzer at (414) 297-5596.

Very truly yours,

/s/ Peter D. Fetzer

Peter D. Fetzer